

Mail Stop 3561

August 30, 2017

Michael F. Senft
Chief Financial Officer
KLX Inc.
1300 Corporate Center Way
Wellington, Florida 33414

> **Re: KLX Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Form 10-Q for the Quarterly Period Ended April 30, 2017**
> **Form 8-K filed May 24, 2017**
> **Response dated August 24, 2017**
> **File No. 001-36610**

Dear Mr. Senft:

We have reviewed your August 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K (Exhibit 99.1) furnished August 23, 2017

1.   We note that on page 11 of Exhibit 99.1 to your Form 8-K, your reconciliation of net earnings to adjusted net earnings includes an adjustment for income taxes at normalized rate. Please tell us and revise to explain how you calculated or determined this "normalized" rate and why you believe it is useful to adjust for this amount. Refer to guidance in Question 102.11 of the C&DI Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure